

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2012

Via E-mail
Changsheng Zhou
Chief Executive Officer
YaSheng Group
805 Veterans Blvd., Suite 228
Redwood City, CA 94063

> **Re: YaSheng Group**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed April 5, 2011**
> **Response Dated February 15, 2012**
> **File No. 000-31899**

Dear Mr. Zhou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Risk Factors, page 26

1. We note your response to our prior comment 1. It appears to us that those primarily responsible for the preparation of your books and records and financial statements (i.e. CFO, Finance Minister, and Accounting Supervisor) do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S., the Finance Minister and CFO have not attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, and for all of those listed above we have not been provided any evidence regarding the length and depth of their U.S. GAAP and Internal Control over Financial Reporting experience and/or continuing education on the subject. Additionally,

we note you plan to restate your financial statements due to our prior comment 6. Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness, and your planned restatement, on your conclusion regarding disclosure controls and procedures.

2. In connection with the comment above, please add a risk factor to describe those factors that impact your ability to prepare financial statements and to convert your books and records to U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations.

Consolidated Financial Statements

General

3. We note in your response to our prior comment 4 that you plan to restate your financial statements to adjust for certain annual maintenance costs related to your shelterbelts that should have been expensed. Please ensure to clearly indicate your financial statements have been restated and provide the disclosures required by FASB ASC 250-10-50-7. In connection with this restatement, please file an Item 4.02 Form 8-K immediately related to such restatement or tell us why such filing is not required.

Notes to Consolidated Financial Statements

Summary of significant accounting policies

(e) Revenue recognition, page F-8

4. We have reviewed your response to our prior comment 2. Please revise your disclosure to reference the applicable literature under U.S. GAAP. In addition, your references to U.S. GAAP literature should be relevant and up to date.

15. Segment information, page F-16

5. We have reviewed your response to our prior comment 5. In addition to your revised disclosure within the financial statements, please expand Management's Discussion

and Analysis to analyze sales, profitability and the cash needs of each segment you have identified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining